EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

May 27, 2026

AVINO REPORTS VOTING RESULTS OF ITS 2026 ANNUAL GENERAL MEETING

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) is pleased to report the voting results for its Annual General Meeting of shareholders (“2026 AGM”) held on Wednesday, May 27, 2026, in Vancouver, British Columbia. All resolutions proposed to shareholders were duly passed.

A total of 75,586,871 common shares of the Company, representing approximately 44.49% of the Company’s issued and outstanding common shares as of the record date were voted. Shareholders voted in favour of all matters brought before the 2026 AGM. The specific voting results were as follows:

NUMBER OF DIRECTORS

Resolution	Votes For	% For	Votes Against	% Against
Set the number of Directors at five	74,693,124	98.82%	893,745	1.18%

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald Andrews	44,370,073	98.45%	698,805	1.55%
David Wolfin	44,781,096	99.36%	287,783	0.64%
Carolina Ordoñez	37,451,695	83.10%	7,617,184	16.90%
Michael Clark	44,435,499	98.59%	633,380	1.41%
Linda Broughton	44,631,154	99.03%	437,725	0.97%

APPOINTMENT OF REMUNERATION OF AUDITOR

Resolution	Votes For	% For	Votes Withheld	% Withheld
Appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditor for the Company to hold office until the next Annual General Meeting	75,031,861	99.27%	555,009	0.73%

May 27, 2026 – Avino News Release

Avino Reports Voting Results of its 2026 Annual General Meeting

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the Pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. Avino has been included in the Toronto Stock Exchange’s 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the expected operations at the Company’s mineral properties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com